OLSHAN
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP

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                         August 10 2007                  FACSIMILE: 212.451.2222

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                                               EMAIL: KSCHLESINGER@OLSHANLAW.COM

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549
Division Of Corporation Finance, Mail Stop 3561
Attention:  Assistant Director John Reynolds

            RE:   SP ACQUISITION HOLDINGS, INC.
                  AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM S-1
                  FILED JUNE 28, 2007
                  FILE NO. 333-142696

Dear Mr. Reynolds:

            On behalf of SP Acquisition Holdings, Inc. (the "COMPANY"), transmitted herewith is Amendment No. 2 to the above-referenced filing
      ("AMENDMENT NO. 2"). We acknowledge receipt of the comment letter of the
      Securities and Exchange Commission dated July 30, 2007 (the "COMMISSION
      LETTER") with regard to the above-referenced filing. We have reviewed the
      Commission Letter with the Company and the following are its responses to the Commission Letter. For ease of reference, the responses are numbered to correspond to the numbering of the comments in the Commission Letter and the comments are reproduced in italicized form below.

GENERAL

1.    PLEASE INSURE THAT ALL CHANGES TO THE REGISTRATION STATEMENT ARE REFLECTED
      IN THE EDGAR FILED VERSION AS WELL AS ANY PAPER COPIES SUBMITTED TO THE
      STAFF. FOR EXAMPLE, CHANGES TO NOTE C- PROPOSED OFFERING, PAGE F-10 APPEAR
      IN THE PAPER COPY BUT ARE NOT REFLECTED IN THE EDGAR FILING.

            The staff is advised that we will ensure that all changes to the registration statement will be reflected in the EDGAR filed version as well as any paper copies submitted to the staff. The staff is further advised that the EDGAR filed version was the correct version and that we had inadvertently provided the staff with a superseded paper copy.

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August 9, 2007

2.    WE NOTE THE DISCLOSURE IN THE SUMMARY ON PAGE 2, AND SIMILAR DISCLOSURE
      IN THE BUSINESS SECTION, THAT "[W]E WILL SEEK TO ACQUIRE ESTABLISHED
      BUSINESSES ... THAT WE BELIEVE CAN BENEFIT FROM STEEL PARTNERS GROUP'S
      EXPERIENCE IN IMPROVING OPERATIONS AND ENHANCING VALUE" AND THAT "[W]E
      WILL SEEK TO ACQUIRE A TARGET BUSINESS ... WHERE STEEL PARTNERS GROUP
      CAN ADD VALUE BY PROVIDING ACCESS TO STEEL PARTNERS GROUP'S
      PROFESSIONAL AND GLOBAL NETWORK ..." PLEASE DESCRIBE IN MORE DETAIL HOW
      STEEL PARTNERS GROUP WILL BE ABLE TO ACCOMPLISH THESE GOALS. DOES STEEL
      PARTNERS GROUP INTEND TO ACT AS A CONSULTANT FOLLOWING A BUSINESS
      COMBINATION?  WILL THE OFFICERS AND DIRECTORS AFFILIATED WITH STEEL
      PARTNERS GROUP REMAIN ASSOCIATED WITH THE COMPANY IN SOME CAPACITY
      AFTER THE BUSINESS COMBINATION?  PLEASE EXPLAIN.  ALSO DETAIL HOW THE
      COMPANY COULD ACCOMPLISH THIS, REFERENCING THE NECESSARY TRANSACTION
      STRUCTURE, VALUATION DETERMINATIONS, EXCHANGE RATIOS, AND OTHER
      CONTINGENCIES WHICH MUST BE ADDRESSED AND STRUCTURED SO AS TO ENSURE
      THAT THE COMPANY'S MANAGEMENT WOULD BE ABLE TO MAINTAIN ITS POSITION
      WITH THE COMPANY POST-BUSINESS COMBINATION.  ALSO RECONCILE THE ABOVE
      NOTED STATEMENTS WITH THE RISK FACTOR ON PAGE 39 AND THE DISCLOSURE ON
      PAGE 78 THAT SOME OF THE OFFICERS AND DIRECTORS MAY RESIGN UPON
      CONSUMMATION OF A BUSINESS COMBINATION.

            The Company has deleted the disclosure in "Prospectus Summary,"
      "Proposed Business- Introduction" and "Proposed Business - Effecting a
      Business Combination - Selection of a target business and structuring of a business combination" relating to the value and benefits that Steel
      Partners Group could provide after the consummation of the initial business combination. As such, the Company does not believe that more detail relating to the ways that Steel Partners will provide value after the initial business combination is necessary. The Company therefore does not believe that the risk factor entitled "Some of our current officers and directors may resign upon consummation of our initial business combination" or the disclosure contained in "Business- Effecting a
      Business Combination- Limited ability to evaluate the target business's management" needs to be reconciled with such language.

3.    WE NOTE THE DISCLOSURE THROUGHOUT THE REGISTRATION STATEMENT THAT STEEL
      PARTNERS II, L.P. HAS AGREED TO PURCHASE AN AGGREGATE OF 3,000,000 UNITS
      PRIOR TO THE CONSUMMATION OF THE BUSINESS COMBINATION. PLEASE DISCLOSE
      WHETHER STEEL PARTNERS IS BOUND TO PURCHASE THE SECURITIES. IF NOT, PLEASE
      DISCUSS WHEN SUCH AGREEMENTS WILL BE ENTERED INTO. IN ADDITION, PLEASE
      DESCRIBE THE PRINCIPAL TERMS OF ANY RELATED AGREEMENTS AND FILE THE
      AGREEMENTS AS EXHIBITS.

            The Company has added disclosure throughout the Registration
      Statement to the effect that Steel Partners II, L.P. is required to purchase the 3,000,000 units. This requirement is derived from Exhibit
      10.5: Form of Co-Investment Unit Purchase Agreement between the Registrant and Steel Partners II, L.P.

4.    WE NOTE THE TRANSFER RESTRICTIONS THAT BIND STEEL PARTNERS II, L.P.,
      AND OTHERS, FROM TRANSFERRING THE FOUNDER'S UNITS, FOUNDER'S SHARES AND
      INITIAL FOUNDER'S WARRANTS.  PLEASE DESCRIBE IN MORE DETAIL WHETHER THE
      TRANSFER RESTRICTIONS WOULD APPLY TO THE PARTNERSHIP INTERESTS IN STEEL
      PARTNERS II, L.P.  IF NOT, PLEASE DESCRIBE THE BUSINESS OF STEEL
      PARTNERS  II, L.P., THE NUMBER OF PARTNERS AND THE CIRCUMSTANCES IN
      WHICH PARTNERSHIP INTERESTS COULD BE SOLD OR TRANSFERRED.  ALSO EXPLAIN

August 9, 2007

      WHETHER ANY SIMILAR TRANSFER RESTRICTIONS WOULD APPLY TO SP ACQ LLC
      AND/OR ITS INTEREST HOLDERS.

            The Company has revised the definition of permitted transferees and has added disclosure in "The Offering- Transfer Restrictions" as well as
      "Principal Stockholders- Transfer Restrictions" to the effect that Steel
      Partners II, L.P. and SP Acq LLC cannot transfer securities that it holds in the Company to its limited partners and members, in their capacities as limited partners and members, respectively.

COVER PAGE

5.    PLEASE LIMIT THE OUTSIDE FRONT COVER PAGE OF THE PROSPECTUS TO ONE PAGE.
      SEE ITEM 501 OF REGULATION S-K.

            The cover page of the prospectus has been shortened and the staff is advised that we will ensure that the cover page of the prospectus will be limited to one page in the printed version of the Registration Statement in accordance with Item 501 of Regulation S-K.

THE OFFERING, PAGE 5

6.    PLEASE DISCLOSE HERE AND THROUGHOUT THE REGISTRATION STATEMENT, INCLUDING
      PART II, THE NAME OF THE FOUNDING STOCKHOLDER THAT SUBSEQUENTLY SOLD THE
      500,000 FOUNDER'S UNITS.

            The staff is advised that the founding stockholder that subsequently sold the 500,000 founder's units is SP Acq LLC. The Company has revised
      Amendment No. 2 to substitute the term "SP Acq LLC" in lieu of "founding stockholder" to eliminate any confusion.

DISSOLUTION AND LIQUIDATION IF NO BUSINESS COMBINATION, PAGE 21

7.    PLEASE DIRECT US TO THE EXHIBIT IN WHICH THE INDEMNITY FROM YOUR FOUNDING
      STOCKHOLDER APPEARS.

            The indemnity from the founding  stockholder  will appear in Exhibit
      10.1 which will be filed by amendment.

USE OF PROCEEDS, PAGE 51

8.    IN THE TABLE, WE NOTE THAT 2.4 MILLION, OR 66.7% OF SUCH FUNDS NOT IN
      TRUST AND INTEREST EARNED ON THE TRUST ACCOUNT, IS RESERVED FOR "WORKING
      CAPITAL." PLEASE DESCRIBE IN MORE DETAIL THE USE OF THESE FUNDS.

            Use of Proceeds has been revised to better describe the use of funds. As such, the amount for working capital has been reduced from 66.7%
      to 47.5%. In addition, the Company has provided more detailed information concerning the use of these funds under "Use of Proceeds."

August 9, 2007

9.    WE NOTE THE DISCLOSURE ON PAGE 53 THAT "WE MAY APPLY ANY FUNDS RELEASED
      TO US FROM THE TRUST ACCOUNT NOT USED TO PAY THE PURCHASE PRICE ... FOR
      GENERAL CORPORATE PURPOSES ...."  PLEASE DISCUSS WHETHER SUCH FUNDS
      COULD BE USED TO PAY FINDER'S FEES.  PLEASE REVISE THE MD&A SECTION
      ACCORDINGLY.

            The Company has made additional disclosure in "Use of Proceeds" to indicate that funds could be used to pay finder's fees. The staff is advised that such disclosure currently appears in the fourth bullet of the third paragraph in "Management's Discussion and Analysis of Financial
      Condition and Results of Operations- Liquidity and Capital
      Resources."

10.   IN REGARDS TO THE MONTHLY FEE OF $10,000 DISCUSSED ON PAGE 54, PLEASE
      CLARIFY THE FACTORS CONSIDERED-AND INDIVIDUALS INVOLVED-IN DETERMINING
      THAT $10,000 IS THE APPROPRIATE AMOUNT FOR THE SERVICES RECEIVED.
      ADDRESS THE EXTENT TO WHICH THE ADMINISTRATIVE SERVICES, OFFICE SPACE,
      OTHER SERVICES AND THEIR COSTS WILL BE SHARED WITH OTHER COMPANIES.  IN
      ADDITION, PLEASE RECONCILE THIS DISCLOSURE WITH THE DISCLOSURE ON PAGE
      70 IN REGARDS TO THE "14 INVESTMENT AND OPERATING OFFICIALS, WHO WILL
      BE AVAILABLE TO SUPPORT OUR OPERATIONS.  STEEL PARTNERS GROUP'S FINANCE
      AND ADMINISTRATION FUNCTION WHICH ADDRESS LEGAL COMPLIANCE, AND
      OPERATIONAL MATTERS WILL ALSO BE AVAILABLE."  PLEASE EXPLAIN WHETHER
      THE $10,000 PER MONTH FEE INCLUDES THESE SERVICES DISCUSSED ON PAGE
      70.  WE NOTE THAT THE FEE TO BE CHARGED BY STEEL PARTNERS LTD. IS
      SIGNIFICANTLY HIGHER THAN OTHER SIMILAR SPACS.  PLEASE EXPLAIN.

            The Company believes, based on rents and fees for similar services in the New York area that the fee charged by Steel Partners, Ltd. is at least as favorable as the Company could have obtained from an unaffiliated person. In determining that $10,000 is the appropriate amount, the staff is advised that the monthly fee was based on several factors including the high cost of office space in midtown Manhattan. The Company has added disclosure to "Use of Proceeds" to reflect that the Steel Partners Group finance and administration function is provided at no cost to the Company and is not part of the monthly fee. The Company has also added disclosure to "Use of Proceeds" to reflect that administrative services, office space, other services will be shared with other companies in the Steel
      Partners Group as necessary. The staff is also advised that the Company believes, based on due inquiry, that a $10,000 monthly fee is within the range of what other SPACs are paying for such services.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION ARID RESULTS OF
OPERATIONS, PAGE 61

RELATED PARTY TRANSACTION, PAGE 64

11.   WE NOTE THE DISCLOSURE ON PAGE 66 THAT "OUR FOUNDING STOCKHOLDER WAS
      RECENTLY FORMED." PLEASE RECONCILE THIS STATEMENT WITH THE DISCLOSURE ON
      PAGE 11 THAT "[O]UR FOUNDING STOCKHOLDER, STEEL PARTNERS II, L.P." AND ON
      PAGE 92 THAT "MR. LICHTENSTEIN CO-FOUNDED STEEL PARTNERS H, L.P.
      IN 1993."

August 9, 2007

            The Company has made the requested revisions. Please see the
      Company's response to comment 6.

PROPOSED BUSINESS, PAGE 66

EFFECTING A BUSINESS COMBINATION, PAGE 72

FAIR MARKET VALUE OF TARGET BUSINESS OR BUSINESSES AND DETERMINATION OF
OFFERING AMOUNT, PAGE 75

12.   WE NOTE YOUR RESPONSE TO COMMENT 26 OF OUR LETTER DATED JUNE 13, 2007. IN
      A PROXY STATEMENT SEEKING TO OBTAIN STOCKHOLDER APPROVAL OF AN
      ACQUISITION, A COMPANY WILL TYPICALLY PROVIDE THE VALUATIONS ITS BOARD OF
      DIRECTORS USED IN DETERMINING THE VALUE OF THE ACQUISITION. THIS
      INFORMATION WOULD APPEAR TO BE IMPORTANT TO INVESTORS. PLEASE PROVIDE YOUR
      REASONS FOR EXCLUDING THIS INFORMATION.

            The Company has revised "Proposed Business- Effecting a Business
      Combination-Fair Market Value of Target Business or Businesses and
      Determination of Offering Amount" and the risk factor entitled "We will not be required to obtain an opinion from an investment banking firm as to the fair market value of a proposed business combination if our board of directors independently determines that the target business has sufficient fair market value" to indicate that Board of Directors will provide stockholders with the valuations it uses.

13.   WE NOTE THE DISCLOSURE IN FOOTNOTE 3 TO THE TABLE THAT STEEL PARTNERS II,
      L.P. IS DEEMED TO HAVE BENEFICIAL OWNERSHIP OF THE REPORTED SHARES LISTED
      UNDER WARREN G. LICHTENSTEIN. SINCE STEEL PARTNERS, II, L.P. IS ALSO
      LISTED IN THE TABLE, PLEASE INCLUDE IN THE TABLE ALL OF ITS BENEFICIAL
      SHARES.

            The Company has revised the Principal Stockholder table to include the ownership of Steel Partners L.L.C. as Steel Partners L.L.C could be deemed to be the beneficial owner of shares owned by Steel Partners II,
      L.P. The staff is advised that Steel Partners II, L.P. is not the beneficial owner of securities held by Warren Lichtenstein and accordingly footnote 3 has been revised.

UNDERWRITING, PAGE 123

14.   WE NOTE YOUR RESPONSE TO COMMENT 31 AND WE REISSUE OUR PRIOR COMMENT.
      WE NOTE THE CONTINGENT NATURE OF PART OF THE UNDERWRITERS'
      COMPENSATION.  IN LIGHT OF REGULATION M. PLEASE INCLUDE DISCLOSURE IN
      THE REGISTRATION STATEMENT REGARDING WHEN THE DISTRIBUTION ENDS.  THIS
      DISCLOSURE MAY RELATE TO WHEN ALL OF THE SHARES HAVE BEEN SOLD, THERE
      ARE NO MORE SELLING EFFORTS, THERE IS NO MORE STABILIZATION OR THE
      OVERALLOTMENT HAS BEEN EXERCISED.  NOTE THAT DISCLOSURE MERELY STATING
      THAT THE DISTRIBUTION ENDS AT THE CLOSING OF THE IPO IS INSUFFICIENT.

            The Company has made the requested revisions under "Underwriting."

August 9, 2007

FINANCIAL STATEMENTS

NOTES TO FINANCIAL STATEMENTS

NOTE C - PROPOSED OFFERING, F-9

15.   WE HAVE REVIEWED YOUR RESPONSE TO COMMENT 34 OF OUR LETTER DATED JUNE
      13, 2007.  YOUR RESPONSE INDICATES THAT YOU HAVE NO COMMITMENT RELATED
      TO UNDERWRITER FEES AND DISCOUNTS TO BE PAID IN CONJUNCTION WITH THE
      PROPOSED OFFERING.  CONSIDERING YOUR FINANCIAL STATEMENTS INCLUDE THE
      DETAILS OF THE PROPOSED OFFERING, IT IS APPARENT THAT YOU SHOULD ALSO
      DISCLOSE THE RELATED COMMITMENT TO UBS SECURITIES LLC, LADENBURG
      THALMANN & CO. INC. AND/OR ANY OTHER UNDERWRITER TO PROVIDE COMPLETE
      DISCLOSURE OF THE OFFERING.  PLEASE REVISE.  FURTHER, PLEASE FILE A
      COPY OF YOUR UNDERWRITING AGREEMENT.  WE MAY HAVE FURTHER COMMENTS.

            The  Company  has made  the  requested  revisions  under  "Notes  to
      Financial Statements-Note C - Proposed Offering." The Company is currently negotiating  the  terms of the  underwriting  agreement  and is  therefore unable to file a Form of Underwriting Agreement at this time.

PART II

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

16.   PLEASE DISCLOSE WHETHER THE FOUNDING STOCKHOLDER IS AN ACCREDITED
      INVESTOR. SEE RULE 501 OF REGULATION D. WE NOTE THE DISCLOSURE ON PAGE 66
      THAT "OUR FOUNDING STOCKHOLDER WAS RECENTLY FORMED." PLEASE DISCLOSE
      WHETHER SUCH ENTITY WAS FORMED FOR THE PURPOSE OF INVESTING IN SP
      ACQUISITION HOLDINGS, INC. IF YES, PLEASE DISCLOSE THE NUMBER OF INVESTORS
      IN THE FOUNDING STOCKHOLDER AND DESCRIBE WHETHER THE INVESTORS ARE
      ACCREDITED UNDER RULE 501.

            The Company has made the requested revisions under "Item 15. Recent
      Sales of Unregistered Securities."

                                   *******

            We believe that Amendment No. 2 fully complies with all of the
      Staff's comments.    After the Staff has reviewed Amendment No. 2, we
      would appreciate the Staff's advice as to whether there are any additional comments.

            Please direct any questions or comments concerning Amendment No. 2 or this response to the undersigned at 212-451-2252 or Steve Wolosky at
      212-451-2333.

                                          Sincerely,

                                          /s/ Kenneth A. Schlesinger

                                          Kenneth A. Schlesinger